EXHIBIT 99.1

The Chairman of Volvo, Lars Ramqvist, today announced that he is resigning from the Board with immediately

GOTEBORG, Sweden, Feb. 3, 2004 (PRIMEZONE) -- The Chairman of Volvo, Lars Ramqvist, today announced that he is resigning from the Board with immediate effect. At a statutory meeting held following today's scheduled Board meeting, the Board elected Finn Johnsson as the new Chairman through to the Annual General Meeting.

Lars Ramqvist became Vice Chairman of Volvo's Board in 1998 and Chairman in 1999. The members of the Board extend a heartfelt thanks to Lars Ramqvist for the great commitment and the time he dedicated to his Board work. His experience and international network, not least in Asia, has been a major asset for Volvo. Lars Ramqvist has guided the Board work in Volvo in an exemplary manner. During his time as Chairman, the Board has reached many major and important decisions that resulted in extensive but positive changes in the Volvo Group. We thank Lars Ramqvist for his efforts on Volvo's Board Stockholm, February 2, 2004

 Per-Olof Eriksson
 Neelie Kroes
 Patrick Faure
 Louis Schweitzer
 Haruko Fukuda
 Lars-Goran Larsson
 Tom Hedelius
 Ken Whipple
 Leif Johansson
 Olle Ludvigsson
 Finn Johnsson
 Johnny Ronnkvist
 Stellan Rosengren
 Berth Thulin

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 71,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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